SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
(Amendment No. 2)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

GenTek Inc.
(Name of Subject Company)
GenTek Inc.
(Name of Person Filing Statement)
COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)
37245X203
(CUSIP Number of Class of Securities)
William E. Redmond, Jr.
President and Chief Executive Officer
90 East Halsey Road
Parsippany, New Jersey 07054
(973) 515-0900
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person Filing Statement)

With a Copy to:
William P. O’Neill
Raymond B. Grochowski
Latham & Watkins LLP
555 11th Street, N.W., Suite 1000
Washington, D.C. 20004
(202) 637-2200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the U.S. Securities and Exchange Commission on October 2, 2009, as amended by Amendment No. 1 filed on October 8, 2009, by GenTek Inc., a Delaware corporation (“GenTek”), as amended or supplemented from time to time (the “Statement”). The Statement relates to the tender offer by ASP GT Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of ASP GT Holding Corp., a Delaware corporation (“Parent”), to purchase all of GenTek’s outstanding Shares at a price of $38.00 per Share, net to seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase dated September 29, 2009, as amended by Amendment No. 1 filed on October 9, 2009 and Amendment No. 2 filed on October 15, 2009, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.
Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 2.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.
ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.
Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(D)	Press Release issued by GenTek on October 23, 2009**

**	Filed herewith.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENTEK, INC.
By:	/s/ William E. Redmond, Jr.
William E. Redmond, Jr.
President and CEO

Dated: October 23, 2009

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